UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change - 16 July, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 16, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 16, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

16 July

2009

BARCLAYS
PLC

BOARD CHANGE
S

Barclays PLC and Barclays Bank PLC are pleased to announce the following changes to
the Boards of Directors
:

Reuben Jeffery
I
II
will join
the Boards of Barclays PLC and Barclays Bank PLC
,
 as a non-
executive Director, with
immediate
effect
.
Reuben Jeffery is a Senior Adviser at the Center for Strategic & International Studies in
Washington
,
D.C.
 and previously served
in the
US
 government
as Under Secretary of State for Economic, Energy and Agricultural Affairs.
Prior to joining the Department of State, Mr

Jeffery was the Chairman of the Commodity Futures Trading Commission

and before that held a number of positions in
US
 government service.
Mr

Jeffery spent eighteen years at Goldman, Sachs & Co., where he was managing partner of Goldman Sachs in
Paris
 (1997-2001) and of the firm's European Financial Institutions Group in
London
 (1992-1997)
.

Sir Richard Broadbent
, Senior Independent Director and Chairman of the Board HR & Remuneration Committee and Board Risk Committee, will become Deputy Chairman with immediate
effect. Sir Richard
, who
has been a
non-executive Director since 2003 and Seni
or Independent Director
s
in
ce
 2004, succeeds Sir Nigel Rudd, who retired as Deputy Chairman in April 2009.

Marcus Agius, Barclays Chairman, said today, "I am delighted to announce both of these appointments
 today.
Barclays will benefit from
Reuben
Jeffery
's
extensive experience in investment banking, regulation and government service in the
US
 and
Europe
.

Sir Richard Broadbent
 has served the Barclays Board with distinction for the past six years and in his capacity as
Deputy Chairman
he will be able to add to the significant contribution he makes as Senior Independent Director and Chairman of the Board HR and Remuneration Committee and the Board Risk Committee.
"

There are no further details that are required to be disclosed in respect of Mr Jeffery's appointment under LR 9.6.13R of the Listing Rules of the UK Listing Authority.

-
ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

Note to Editors:

As Deputy Chairman, Sir Richard Broadbent will be paid a flat fee of £200,000 for all his Board duties.

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
United States
, Africa and
Asia
. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 156,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.

This information is provided by RNS
The company news service from the London Stock Exchange

END